Exhibit 12.1

Analog Devices, Inc.
Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
	Nov. 3,	Nov. 2,	Nov. 1,	Oct. 31,	Oct. 29,
(In thousands, except ratios)	2012	2013	2014	2015	2016
Determination of earnings:
Income from continuing operations before provision for taxes on income	$813,533	$815,323	$729,345	$810,114	$956,921
Amortization of Capitalized interest	54	54	54	54	54
Fixed charges	32,529	32,223	35,973	28,191	86,921
Total earnings as defined	846,116	847,600	765,372	838,359	1,043,896

Fixed Charges:
Interest and amortization expense	31,525	31,585	35,055	27,368	85,808
Interest portion of rent expense	1,004	638	918	823	1,113
Fixed charges	32,529	32,223	35,973	28,191	86,921
Capitalized interest	—	—	—	—	—
Total fixed charges	$32,529	$32,223	$35,973	$28,191	$86,921

Ratio of earnings to fixed charges	26.0	26.3	21.3	29.7	12.0